UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 13, 2012

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

(e) Compensatory Arrangements.

On June 13, 2012, the independent members of the Board of Directors of Dollar Tree, Inc., with the recommendation of the Compensation Committee, approved a special one-time retention award of performance-based Restricted Stock Units in the amount of $10 million for Mr. Bob Sasser, the Company's President and Chief Executive Officer.

The independent directors believe that Mr. Sasser has had a direct impact on the significant increase in Dollar Tree's share price during his tenure as Chief Executive Officer since 2004. In light of his contributions to increasing long-term shareholder value, the independent directors believe it is in the best interest of the shareholders to provide an additional incentive for Mr. Sasser to remain with the Company.

The number of Restricted Stock Units will be determined by dividing the Target Award Value by the Company's closing share price on the date of grant, June 13, 2012. The award will vest one hundred percent (100%) on the fifth anniversary of the grant date, provided that Mr. Sasser satisfies the one-year net income performance criteria and remains continuously employed with the Company through the vesting date. The Compensation Committee retains the authority to accelerate the time-based vesting conditions in certain termination of employment scenarios. The award is designed to be fully tax deductible under Section 162(m) of the Internal Revenue Code and will be issued under the Company's Omnibus Incentive Plan.

Item 5.07 Submission of Matters to a Vote of Security Holders

The Company's Annual Meeting of Shareholders was held on June 14, 2012. The following items were voted on by shareholders and listed below are the final voting results:

1.   The shareholders elected the following individuals to the Board of Directors:

Director Nominee	Votes For	Votes Withheld	Broker Non-Votes
Arnold S. Barron	94,390,307	959,289	7,033,709
Macon F. Brock, Jr.	94,327,076	1,022,520	7,033,709
Mary Anne Citrino	95,170,126	179,470	7,033,709
J. Douglas Perry	94,406,501	943,095	7,033,709
Thomas A. Sauders III	94,206,732	1,142,864	7,033,709
Thomas E. Whiddon	95,168,649	180,947	7,033,709
Carl P. Zeithaml	94,378,256	971,340	7,033,709

2.   The shareholders approved, on an advisory basis, the compensation of the named executive officers disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion set forth in the Proxy Statement filed on May 18, 2012.

Votes For	93,671,577
Votes Against	1,342,363
Abstain	335,438
Broker Non-Votes	7,033,927

3.   The shareholders ratified the appointment, by the Audit Committee, of KPMG LLP as Dollar Tree, Inc.'s Independent Registered Public Accounting firm for 2012.

Votes For	101,016,419
Votes Against	1,315,199
Abstain	51,687

Item 7.01. Regulation FD Disclosure.

On June 14, 2012, Dollar Tree, Inc. issued a press release announcing the voting results from the Company's Annual Meeting of Shareholders on June 14, 2012. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated June 14, 2012 issued by Dollar Tree, Inc. regarding the voting results from the Company's Annual Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: June 19, 2012

By: /s/ Bob Sasser
        Bob Sasser
        Chief Executive Officer

EXHIBITS

Exhibit 99.1 - Press Release dated June 14, 2012 issued by Dollar Tree, Inc. regarding the vothing results from the Company's Annual Meeting of Shareholders

Exhibit 99.1

Dollar Tree, Inc. Announces Annual Meeting Results

CHESAPEAKE, Va. — June 14, 2012 — Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less, held its Annual Meeting of Shareholders at The Founders' Inn, in Virginia Beach, Virginia, on Thursday, June 14, 2012.

Shareholders re-elected Arnold S. Barron, Macon F. Brock, Jr., Mary Anne Citrino, J. Douglas Perry, Thomas A. Saunders III, Thomas E. Whiddon, and Carl P. Zeithaml to serve on the Board of Directors. Each of these Directors received a majority of the votes cast at the Meeting.

In addition, shareholders passed a proposal to approve, on an advisory basis, the Compensation of the Company's Named Executive Officers and ratified the selection of KPMG as the Company's Independent Registered Public Accounting Firm. Both of these proposals received a majority of votes cast at the Meeting.

Dollar Tree, a Fortune 500 Company, operated 4,451 stores in 48 states and 5 Canadian Provinces as of April 28, 2012, with total retail selling square footage of 38.6 million. To learn more about the Company, visit www.DollarTree.com.

CONTACT:
Dollar Tree, Inc., Chesapeake
Timothy J. Reid
757-321-5284
www.DollarTree.com